Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

April 7, 2016	NR 16-6

Alianza Minerals Closes Second Tranche of Financing

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) is pleased to announce that the Company has added and closed a second tranche of $310,000 to its recent financing.  Including the first tranche of financing of $700,000, the Company has raised just over $1 million. No further funds will be raised under this financing and the proceeds of the financing will be used to advance the Company’s projects in Peru and Nevada.

Alianza is pleased to have added certain new strategic European investors as shareholders in this placement to support the Company in its exploration plans for this year.

Alianza issued 3,100,000 units (a “Unit”) at $0.10 per Unit, for gross proceeds of $310,000.  Each Unit is comprised of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a 48-month period, expiring April 7, 2020, at a price of $0.15 per common share.

As part of the financing, Alianza issued Finder’s warrants only, entitling the holder to purchase up to 155,000 Units for a period of 18 months at $0.10 per Finder’s warrant.  The securities issued are subject to a four-month hold period, expiring on August 7, 2016. No cash finders fees were paid.

In connection to the first tranche of financing completed in March 2016, the Company paid another $3,250 finder’s fee in cash and issued 32,500 finder’s warrants, entitling the holder to purchase 32,500 Units for a period of 18 months at $0.10.

Alianza now has 25,879,078 common shares outstanding.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focusing on gold and copper exploration in the Americas.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 687-3520

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Forward Looking Information

This news release contains forward-looking statements and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects" and similar expressions. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the Shares-for-Debt Transaction, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are risks detailed from time to time in the filings made by the Company with securities regulations.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. As a result, the Company cannot guarantee that any forward-looking statement will materialize and the reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward-looking statements as expressly required by Canadian securities law.

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.